Matterport, Inc.

352 East Java Drive

Sunnyvale, CA 94089

August 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jeff Kauten

Re:	Matterport, Inc.

Registration Statement on Form S-1

File No. 333-258936

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Matterport, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on August 26, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ryan Maierson at (713) 546-740 or, in his absence, Thomas Brandt at (713) 546-7486.

Thank you for your assistance in this matter.

Very truly yours,

MATTERPORT, INC.

By:	/s/ Judi Otteson
Judi Otteson
General Counsel

cc:	R.J. Pittman, Matterport, Inc.

Thomas G. Brandt, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP